Exhibit (a)(5)(B)

PFG Announces Sale of Fresh-Cut Segment

Richmond, VA
June 29, 2005

This is a new day for Performance Food Group! Yesterday, we announced the completion of the sale of our fresh-cut segment to Chiquita Brands International for a purchase price of $855 million. The sale will enable us to focus entirely on managing the growth of our core foodservice business, investing in new capacity, and continuing to improve our distribution and customized operations.

Today, we announced that we would conduct a “Dutch Auction”—which is a tender offer to purchase back shares of our stock. Earlier this year, we stated that Performance Food Group would use part of the proceeds from the Fresh sale to return a significant amount of capital to our shareholders either through share repurchases, cash dividends or some combination of the two.

As a shareholder (either through direct stock ownership or through the PFG Employee Savings and Stock Ownership Plan), you will soon receive an Offer to Purchase, a Letter of Transmittal and other important documents. These are documents that you will need to review and respond to, if you are interested in tendering any of your stock. Whether to tender any of your stock or not is a personal decision. However, as noted in the press release, none of our company’s executive officers or directors intends to tender their shares.

To help you better understand the process, we will be providing you with some common questions and answers about the tender offer. This document will be distributed within the next several days and is not intended to give you financial advice. But, we hope that it will answer some of your questions. When you receive the Offer to Purchase and the related documents, I encourage you to read the materials closely. They contain all of the specific details of the tender offer.

In closing, I want to reiterate both my and our senior management’s confidence in our future. This truly IS a new day for Performance Food Group, working together our future is bright!

Bob Sledd
Chairman and CEO